Khan Resources Reaffirms Offer
for
Western Prospector Group
TORONTO, CANADA, MAY 28, 2008. Khan Resources Inc. (TSX:KRI) today responded to the Directors’ Circular issued by Western Prospector Group Ltd. (TSX-V:WNP) on May 27, 2008 which recommended rejection of the offer to purchase 100% of the common shares of Western Prospector by Khan Resources (the “Offer”).
Highlights
•	Khan Resources reaffirms its Offer to purchase 100% of the common shares of Western Prospector for 0.685 of a Khan Resources common share for each common share of Western Prospector
•	The Offer expires at 8:00 p.m. (Toronto time) on June 20, 2008, unless extended or withdrawn
•	Terms of the Offer remain unchanged
•	The Offer represents a premium of 34% based on the 20 day volume weighted average trading prices of Khan Resources and Western Prospector prior to announcement of Khan Resources’ Offer
See the Khan Resources news release dated May 11, 2008 for further details of the Offer.
CEO of Khan Resources, Martin Quick, commented “Having reviewed the Western Prospector Directors’ Circular and listened to the Western Prospector conference call yesterday we did not see any information concerning Western Prospector that is not already publicly known and reflected in Western Prospector’s share price. There is nothing in the directors’ response that would lead us to reconsider the pricing of our Offer. Khan Resources continues to believe that the Offer represents full and fair value, providing a significant premium and substantial value to Western Prospector shareholders. We are confident of the success of our bid.”
Khan has noted a couple of key points in the directors’ response that are in particular need of comment and clarification:
1.
Western Prospector argues that Khan is only offering $0.19 per share or US$10 million for the Western Prospector assets. There is no cash component to Khan’s offer which would fix the consideration to be received by Western Prospector shareholders. Rather, by offering Western Prospector shareholders 0.685 of a Khan common share for each

Western Prospector common share, Khan is offering Western Prospector shareholders the continuing opportunity to participate in approximately 40% of a larger combined company with reserves and resources sufficient to place it among the leading international uranium companies.

2.
Western Prospector argues that Khan’s Offer is timed opportunistically. On the contrary, it has been carefully timed in the interests of the shareholders of both Khan and Western Prospector to take advantage of two key realities. First, both Khan and Western Prospector are poised to incur significant capital expenditures in the near term. A combination of the two companies now would eliminate unnecessary duplication and delay by ensuring that one feasibility study is completed on the appropriate mill and infrastructure, and would allow long lead time capital equipment to be ordered in the near term. The timing of the Offer is also designed to take advantage of a potential window of opportunity surrounding the Mongolian general election in late June 2008. Khan anticipates that a larger combined company will be more effective in concluding an investment agreement with the newly elected Government of Mongolia which is a critical gating item for proceeding to production. Khan believes that the time is now to unite the Dornod and Gurvanbulag projects so that they can be brought into production by experienced miners at the earliest possible opportunity.

In the next few days, Khan will make available on its website a Q&A which sets out additional responses to various questions and points raised in the directors’ response.
Mr. Quick concluded, “When we made our Offer, we laid out the very compelling reasons why the combination of these two companies is a logical and timely next step that will bring significant benefits to both sets of shareholders. Khan Resources remains confident that a combination of Khan Resources and Western Prospector and the resulting unification of the Dornod and Gurvanbulag Projects is the most attractive alternative for Western Prospector shareholders. Khan Resources respects the need of the Western Prospector board to run its process and welcomes the opportunity to discuss further with Western Prospector’s directors and senior management the many synergies and benefits to be derived from combining our companies. In the meantime, Khan is encouraged by the response of Western Prospector shareholders that have been contacted so far.”
The Depositary and Information Agent for the Offer is:
Kingsdale Shareholder Services Inc.
The Exchange Tower, 130 King Street West, Suite 2950
Toronto, Ontario
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Toll Free (North America): 1-866-581-0510
Outside North America, Banks and Brokers Call Collect: 416-867-2272

About the Offer
Khan Resources announced its intention to make the Offer on May 11, 2008. Khan Resources’ offer and circular dated May 12, 2008 and related documents were filed with the securities regulatory authorities in Canada and the United States on May 12, 2008. Western Prospector shareholders are urged to read the offer and circular and related materials as they contain important information including the terms and conditions of the Offer and the procedures for depositing shares of Western Prospector. Additional information about the Offer or copies of the offer and circular and related materials may be obtained from the depositary and information agent for the Offer.
Additional Information
The Offer is made for the securities of a Canadian issuer and the offer documents have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.
The enforcement by Western Prospector’s shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan Resources is incorporated under the laws of the Province of Ontario, Canada, that Western Prospector is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan Resources’ officers and directors are residents of Canada and some of Western Prospector’s officers and directors are residents of Canada, that Kingsdale Shareholder Services Inc., the depositary and information agent for the Offer and some or all of the experts named in the offer documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Khan Resources and Western Prospector and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan Resources, Western Prospector, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan Resources, Western Prospector and their respective affiliates to subject themselves to a US court’s judgment.
You should be aware that Khan Resources or its affiliates, directly or indirectly, may bid for and make purchases of common shares of Western Prospector during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations.
Forward-Looking Statements
This press release may contain forward-looking statements, which are subject to certain risks, uncertainties and assumptions. A number of factors could cause actual results to differ materially from the results discussed in such statements, and there is no assurance that actual results will be consistent with them. These factors are discussed in greater detail in Khan Resources’ most recent Annual Information Form and its offer and circular dated May 12, 2008 relating to the Offer, copies of which may be obtained on SEDAR at www.sedar.com. Such forward-looking statements are made as at the date of this news release, and Khan Resources assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.
Khan Resources (TSX: KRI) is a Canadian acquisition, exploration and uranium development company. Its current activities are focused on the Dornod area in north eastern Mongolia, the site of a former Russian open-pit uranium mine. Khan Resources holds interests in the Main Dornod Property, licensed for mining, and in the Additional Dornod Property, licensed for exploration. The Company’s website is www.khanresources.com.

Investor Relations Contacts:

Martin Quick	Jon Ruby
Khan Resources Inc.	The Buick Group
President & CEO	Office: 416.915.0915 x301
Office: 416.360.3405	Toll Free: 1.877.748.0914
mquick@khanresources.com	jruby@buickgroup.com